EXHIBIT 16.1

Tel: 713-960-1706

Fax: 713-960-9549

www.bdo.com

2929 Allen Parkway, 20th Floor

Houston, TX 77019

May 4, 2026

Securities and Exchange Commission 100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on April 29, 2026, to be filed by our former client, the Equus Total Return, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

AM 51A2.10 – (12/2025) L-150